Exhibit 99.2

Lilium Announces Partnership for High-Volume Production of Lilium Jet Battery Cells

-	Lilium and InoBat extend existing partnership to prepare large-scale production of Lilium’s high-performance battery cells.
-	InoBat, supported by its investor and partner Gotion High-Tech, will produce Lilium’s battery cells at its Volta I and future Volta II factories in Voderady, Slovakia
-	Gotion High-Tech is one of the world’s top 10 manufacturers of battery cells, supplying Volkswagen Group with Unified Cell that covers the majority of VW group’s future battery demand.
-	InoBat’s Volta II factory will have up to 4GWh of production capacity.
-	Gotion High-Tech will support Inobat to ramp-up the production at the Volta II factory.

Munich, Germany, November 10, 2023: Lilium N.V. (NASDAQ: LILM), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet, announced today that it is extending its existing partnership with InoBat. InoBat is expected to provide high-volume production of the Lilium Jet’s high-performance battery cells. The continued partnership reaffirms Lilium’s multiple-sourcing strategy for cell production and will contribute towards securing a healthy supply of Lilium’s battery cells for entry into service of the Lilium Jet and the years thereafter.

InoBat will build Lilium Jet battery cells at its existing Volta I and future Volta II plants in Voderady, Slovakia. Production at the Volta I plant is due to start in early 2024. The Volta II plant will be InoBat’s first gigafactory with up to 4 gigawatt hours (GWh) of production capacity, just a fraction of which is expected to be required to supply Lilium’s battery cell needs in the coming years. Gotion High-Tech, supplier of the Unified Cell that is due to be installed in up to 80% of all Volkswagen Group’s future electric vehicles, holds a 25 percent stake in InoBat. Gotion High-Tech, whose largest external shareholder is Volkswagen Group, will contribute resources and manufacturing know-how to ramp-up the capacity at InoBat’s Volta II plant.

Lilium, which participated in InoBat’s recent Series C investment round, will retain its valuable intellectual property rights in the Lilium Jet battery technology. Multiple third-party testing campaigns carried out on prototype Lilium battery cells have demonstrated the energy capacity, power and cycle life of this cutting-edge battery cell technology.

Yves Yemsi, COO of Lilium, said: “We are delighted to move ahead with InoBat towards high-volume production of Lilium Jet battery cells. Consistent with best practice and our stated strategy, we expect that multiple cell suppliers will support our aircraft program, with the aim to ensure a reliable volume production of battery cells for years to come.”

Marian Bocek, Co-Founder and CEO of InoBat remarked: “Lilium’s vision to revolutionize air travel and its commitment to innovation strongly align with our core strategy in the global EV market. With the support of Gotion High-Tech, we look forward to taking our ongoing collaboration with Lilium to the next level and helping Lilium secure high-volume, high-quality deliveries of its advanced battery cells.”

Steven Cai, Board Member and CTO at Gotion High-Tech commented: “At Gotion High-Tech, we aim to play a pivotal role in the transition towards a carbon neutral world. Through our partnership with InoBat, we look forward to bringing high-performance electrical power to Europe’s eVTOL industry.”

Lilium

Contact information for media:

Meredith Bell

Vice President, External Communications

+41794325779

press@lilium.com

Contact information for investors:

Rama Bondada

Vice President, Investor Relations

investors@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, UK, and the Kingdom of Saudi Arabia, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com

About Gotion High-Tech

Gotion High-Tech Co., Ltd., as the first private enterprise in the power battery industry to enter the capital market in China, was listed on the Shenzhen Stock Exchange in May 2015. The Company specializes in the development and manufacture of power batteries for new energy vehicles, energy storage application, power transmission and distribution equipment, etc. Gotion High-Tech is a technology-based Company focused on power battery technology research and development and innovation. It is one of the earliest enterprises engaged in the independent research and development, production and sales of new energy vehicle power lithium-ion batteries in China. Gotion High-tech has global operations and has carried out strategic cooperation with Volkswagen, Tata Group, Vinfast and Jinko, among others.

About InoBat

InoBat specialises in pioneering research, development, design, manufacturing, supply and recycling of innovative electric batteries custom-designed to meet the specific scope and requirements of global mainstream and specialist OEMs and energy sector participants. InoBat’s sector focus is on the automotive, commercial vehicle, motorsport, and aerospace sectors. InoBat provides innovative solutions across the entire value chain thanks to its “C2C” circular value-chain InoBat is backed by a strong consortium of strategic investors and partners such as Rio Tinto, Gotion, Amara Raja, and the International Finance Corporation of the World Bank Bank, and it original sponsors the IPM Group, Avanea and Across. InoBat achieved R&D grant financing under the EU sponsored programme, Important Projects for Common European Interest (IPCEI), and additional support from the Slovak Government.

Lilium Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding (i) the future performance and impact of innovations of Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”), (ii) the capacity of existing battery technology to meet the energy demands of the Lilium Jet, (iii) the design, development and manufacturing of the battery cells for the Lilium Jet, (iv) the expected results of the business and business model of the Lilium Group, (v) the Lilium Group’s ability to successfully patent our intellectual property and the future performance of our innovations, and (vi) the Lilium Group’s partnership with Inobat, including Inobat’s planned manufacture of batteries for the Lilium Jet at its Volta I plant and planned Volta II plant and its ability to scale to high-volume production of batteries. These forward-looking statements generally are identified by the words “aim,” “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “prepare”, “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include the inability of Inobat to achieve high-volume production of batteries and/or the failure of existing battery technology to meet our expectations as well as those risks and uncertainties discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.